Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

November 4, 2021

Re:	Grayscale Ethereum Classic Trust
Registration Statement on Form 10
Filed July 12, 2021
File No. 000-56309

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Sonia Bednarowski
Justin Dobbie
Ben Phippen
Amit Pande

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the sponsor (the “Sponsor”) of Grayscale Ethereum Classic Trust (ETC) (the “Trust”), this letter sets forth the Sponsor’s responses to the comments provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated October 21, 2021 on Amendment No. 2 to the registration statement on Form 10-12G (the “Registration Statement”) relating to the registration of the Trust’s shares (the “Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Sponsor has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 3 to the Registration Statement, including Exhibit 99.1 (the “Information Statement”), which reflects these revisions and updates certain other information. For the Staff’s convenience, each comment is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in the Information Statement.

Exhibit 99.1

Overview

The Trust and the Shares, page 4

1.	Refer to your response to comment 5. Please disclose here the circulating supply of ETH and ETC.

The Sponsor has revised the disclosure on page 4 in response to the Staff’s comment.

Trust Expenses, page 8

2.

Refer to your response to comment 9. Please address the potential conflict of interest between the Trust and the Sponsor’s decision to direct up to one-third of its fee to an entity in which the Sponsor’s CEO and another employee sit on the five member board of directors. In addition, disclose how the contribution impacts the Sponsor’s fee relative to other similar products, and therefore an investor’s potential return on investment .

U.S. Securities and Exchange Commission

The Sponsor has revised the disclosure on pages 8 and 79 in response to the Staff’s comment. In addition, the Sponsor respectfully advises the Staff that it does not believe that there is a conflict between the Trust and the Sponsor’s decision to direct up to one-third of its fee to an entity in which the CEO of the Sponsor’s parent and another employee of the Sponsor sit on the board. The Sponsor’s fee belongs to the Sponsor, and the Sponsor has chosen to direct a portion of it to activities that it considers to be in the Trust’s interests. The Ethereum Classic Cooperative supports development of the Ethereum Classic Network by providing funding to developers to create new applications, for educational materials and educational platforms on the network and to conferences dedicated to the overall development of the Ethereum Classic ecosystem. The Sponsor believes that any impact of such activities on the price of ETC, would be positive due to their focus on the continued development and improvement of the Ethereum Classic Network.

Risk Factors

Risks Factors Related to Digital Assets

Digital asset networks face significant scaling challenged, page 16

3.	Refer to your response to comment 11. Please disclose the number of transactions per second that the Ethereum Classic Network could handle as of June 30, 2021.

The Sponsor has revised the disclosure on page 16 in response to the Staff’s comment.

Risk Factors Related to the Regulation of the Trust and the Shares

A determination that ETC or any other digital asset is a “security”, page 36

4.

We note that in response to comment 2, you provided a legal memorandum from counsel to the Sponsor rather than an opinion of counsel. Please revise your risk factors disclosure on page 37 to explicitly state, if true, that you were unable to obtain an opinion of counsel that ETC is not a security under Section 2(a)(1) of the Securities Act due to the fact-dependent nature of the analysis and the difficulty in obtaining and verifying the relevant facts.

The Sponsor has revised the disclosure on page 37 in response to the Staff’s comment.

Constituent Exchange Selection, page 56

5.

We note your response to our prior comment 16 and your disclosure on page 57 that the Index Provider is not required to publicize or explain the addition or removal of Constituent Exchanges or to alert the Sponsor to such changes. Please tell us why, if true, you will not inform investors of a material change to the Constituent Exchanges by filing a current report, or disclose here that you will do so.

The Sponsor has revised the disclosure on page 57 in response to the Staff’s comment.

Determination of the Index Price, page 57

6.

Refer to your response to comment 20. Please tell us whether the Index Price methodology is publicly available to investors. Please also confirm, as previously requested, that you have provided a materially complete description of the Index Price methodology.

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U.S. Securities and Exchange Commission

The Sponsor has revised the disclosure on page 58 in response to the Staff’s comment. The Sponsor confirms that it believes it has provided a materially complete description of the Index Price methodology.

ETC Value

Determination of the Index Price When Index Price is Unavailable, page 59

7.

Refer to your response to comment 18. In the second rule on page 59, you state that the Digital Asset Exchanges include the Constituent Exchanges. Please clarify whether exchanges that are not Constituent Exchanges may be selected, and, if so, disclose the criteria for a digital asset exchange to be used as a Source in the second rule.

The Sponsor has revised the disclosure on page 59 in response to the Staff’s comment.

General

8.

Refer to your responses to comments 4 and 9. Please explain in greater detail the basis for the statement that the Sponsor does not materially participate in or otherwise influence the development of the Ethereum Classic Network in spite of (i) the Trust’s ownership of approximately 10% of the total circulating supply of ETC, (ii) the Sponsor’s contribution of one-third of its fee to the Ethereum Classic Cooperative and (iii) the CEO of the Sponsor’s position on the Ethereum’s Classic Cooperative’s board.

Although the Sponsor believes that these activities have a positive impact on the development of the Ethereum Classic Network and the broader Ethereum Classic ecosystem, it does not believe that it materially participates in or otherwise influences the development of the network.

The Sponsor respectfully submits to the Staff that neither the Sponsor’s contribution of one-third of its fee to the Ethereum Classic Cooperative (the “Cooperative”), a 501(c)(3) non-profit, nor the CEO of the Sponsor’s position on the Cooperative’s board enable the Sponsor to materially participate in or otherwise influence the development of the Ethereum Classic Network. As noted in response to comment 2, the Cooperative’s primary functions include providing funding to developers to create new applications, funding educational materials and platforms on the network and funding conferences dedicated to the overall development of the Ethereum Classic ecosystem. Although the Sponsor’s decision to direct a portion of its fee to the Cooperative and the participation of its and its parent company’s employees on the Cooperative’s board therefore support particular development projects on the platform, the Cooperative is only one group of participants that support the development of the Ethereum Classic Network. For example, a large number of individuals are currently working on new applications on the Ethereum Classic Network. In addition, other entities, such as Ethereum Classic Labs, also contribute, both financially and otherwise, to the Ethereum Classic ecosystem. As a result, the Sponsor does not believe that these activities have a material influence on the development of the Ethereum Classic Network.

The Sponsor further respectfully submits that the Trust’s ownership of ETC does not allow it or the Sponsor to materially participate in or influence the development of the Ethereum Classic Network. As discussed in response to comments 4 and 9 of the Staff’s letter dated September 22, 2021, in contrast to other protocols in which token holders participate in the governance of the network, ownership of ETC confers no such rights.

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U.S. Securities and Exchange Commission

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Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein
Chief Executive Officer
Grayscale Investments, LLC

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